April 3, 2015

Mitchell Austin

Attorney Advisor

Katherine Wray

Attorney-Advisor

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

eBizware, Inc.

Registration Statement on Form S-1

Filed December 23, 2014

File No. 333-201239

Dear Mr. Austin,

The following is the company’s response to your comment letter dated January 16, 2015.

General

1.

We note that Mr. DeFoor, your CEO, was an officer and director of SECURE NetCheckIn Inc., a development stage company offering cloud-based scheduling and notification products.  We note further that SECURE NetCheckIn devoted substantially all of its efforts to corporate formation, raising capital, and business plan development prior to entering into a reverse merger transaction whereby Mr. DeFoor resigned. It appears that Mr. DeFoor was also founder, president, CEO, and director of Title Starts Online, Inc., now AMP Holding Inc. Title Starts Online was also a development stage company and shell company prior to a reverse merger transaction whereby Mr. DeFoor resigned. It appears that you should significantly revise your document to include prominent disclosure in the summary, risk factors, and business sections addressing Mr. DeFoor’s history of filing initial public offerings for development stage businesses, his role as a promoter for similar offerings, and the significant risk that Mr. DeFoor may resign prior to effectuating the business plan for eBizware.

Additional risk related disclosure added.

2.

It is currently unclear what products or services you offer. Please revise your prospectus summary, business section, and management’s discussion and analysis, as applicable, to provide a more detailed and informative discussion of any products or services you offer. Ensure that you carefully distinguish actual accomplishments from your plans. To the extent that any products or services you hope to provide are not yet developed, describe the status of your developmental efforts, any potential difficulties that may preclude you from completing the development of your proposed offerings, and the expected costs of development.

The exchange of data is a constant problem for most organizations no matter what their size.  eBizware began operations with the intent of providing customers with middle-ware applications.  Our tools allow for the customer to attach our software to their resident database, no matter the manufacturer, via an online connection string builder.  Once the customers database is attached to the eBizware tool, you have the ability, through our online resource, resident or on one of our servers, to choose the data you would like to distribute and how you would like to distribute it.  eBizware offers several standard delivery options, the system can deliver a .csv file (comma separated value file), a txt file, web service or api (application programming interface), all without any additional programming or resources.

The system is currently operational and in production for two customers.  We are working towards the next release, which will include a complete Email Notification Factory.  The email factory will allow current customers the ability to map the data from our production system and create bulk email notifications from those results.  The factory is in beta testing now and should be able to be in production within the next 60 days.

3.

You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have had nominal operations and assets to date. If you conclude that you are a shell company, please disclose that conclusion on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and the potential impact on your ability to attract additional capital. If you conclude that you are not a shell company, please provide a detailed legal analysis supporting that conclusion.

Additional disclosure added.  The Company is not a shell company.

4.

We note that your registration statement contains a number of inconsistencies including, but not limited to, the following:

•

On certain pages you indicate that you not generated any revenue (e.g., pages 3, 8 and 9) while on others you indicate that you have generated revenue (e.g., pages 6, 19, 23 and F-10).

•

On certain pages you state that this offering may last for 360 days (e.g., page 3) while on page 22 you imply that the offering will terminate after six months.

•

In certain places you indicate that your company is located in Overland Park, Kansas (e.g., page 6) while in others you state that it is located in Leawood, Kansas (e.g., page 6).

•

On page 6 you state that you have 1,500,000 shares of common stock issued and outstanding while on others you state that you have 5,000,000 shares issued and outstanding (e.g., pages 8 and 15).

•

On certain pages you state that you have a lease agreement with Regus Management (e.g., pages 6 and F-9) while on others you indicate that Mr. DeFoor, your sole officer and director, provides office space free of charge and no lease agreement exists (e.g., pages 20 and 27).  If a lease agreement exists, please file this agreement.  If there is no written lease agreement, please tell us what consideration you gave to filing a written summary of the oral lease agreement as an exhibit to the registration statement. Refer to Items 102 and 601(b)(10)(ii)(D) of Regulation S-K. For additional guidance, please consider Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Please revise to reconcile these inconsistencies or advise.

Revised for inconsistencies.

Registration Statement Cover Page

5.

Please revise to provide the telephone number of your agent for service.

(800) 316-6660

6.

It appears that the securities being registered on this form are to be offered on a continuous basis pursuant to Securities Act Rule 415. Please revise to check the applicable box or advise.

Box checked.

Prospectus Cover Page, page 3

7.

Please revise to provide the information required by Item 501(b) of Regulation S-K on one page.

Revised to fit on one page.

8.

We note that subscription funds will be payable to Harold P. Gewerter, Esq., Ltd., Client Trust Account f/b/o eBizware, Inc. Please clarify whether the subscription funds will be subject to the claims of creditors of Harold P. Gewerter, Esq., Ltd., and if so, include a risk factor discussing any related risks resulting to your company or its shareholders.

The funds will be held in a client trust account and thus are not subject to the claims or creditors of Harold P. Gewerter, Esq. Ltd.

Part I:  Information Required in Prospectus

Summary of Prospectus

General Information about the Company, page 6

9.

It appears that the second paragraph following this heading discusses the programming languages used to develop your website’s user interface. Please supplementally advise us how this discussion is meaningful to investors and improves their understanding of your business. Additionally, if you choose to keep this discussion, please revise the text to eliminate or define technical terms and to explain any underlying concepts in concrete, everyday language. See Rule 421(d) of Regulation C. For additional guidance, please consider Staff Legal Bulletin No. 7A on Plain English Disclosure.

Deleted.

10.

We note that your customer was slated to install on November 1, 2014. Please update your disclosure to clarify whether this event occurred and whether you are generating revenue from this customer.

Installation has occurred for the customer Yoga Patch LLC at www.yogapatch.com as of January 1, 2015.  First quarter of 2015 will be used as a timeframe for data integration and testing.  Revenue will commence on April 1, 2015.  Final terms have need been settled.  Currently, Yoga has moved all 3,080 customer files into production and have been operating successfully since the January 1st date.

11.

We note your statement here that Mr. DeFoor will own over 90% of your company after this offering is complete. However, it appears that Mr. DeFoor will own between approximately 76% and 96% of your company following the completion of this offering depending on the number of shares that are sold. Please revise or advise. Additionally, ensure that other discussions throughout your prospectus of Mr. DeFoor’s post-offering share ownership are correct. In this regard, we note that the second risk factor on page 13 and the beneficial ownership table on page 27 state that Mr. DeFoor will retain 50% ownership in eBizware common stock assuming the maximum number of shares are sold.

Revised for clarification.

Risk Factors, page 8

12.

Unless you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement, please add a risk factor clarifying that as a Section 15(d) filer, you will not be a fully reporting company. Specifically, disclose that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Additionally, please highlight that if you have fewer than 300 shareholders following the fiscal year in which your registration statement becomes effective, your periodic reporting obligations under Section 13(a) will be automatically suspended pursuant to Section 15(d) of the Exchange Act.

The company is filing an 8a.

13.

Please include a separate risk factor that discusses the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. To the extent that a deficiency in capital resources is anticipated, alert investors to the minimum additional capital necessary to fund planned operations for a 12-month period. Please include a corresponding discussion in the liquidity and capital resources section of your management’s discussion and analysis.

Disclosure added that the company will be able to maintain its minimum operating level for 12 months with the funds on hand or available.

14.

Please add a separate risk factor that discusses the risks resulting to you and your shareholders from the lack of an employment agreement with Mr. DeFoor.

Risk factor added.

Risks Associated with Our Company

 Mark W. DeFoor, the sole officer and director of the company, currently devotes…, page 8

15.

This risk factor combines several distinct risks: the amount of time Mr. DeFoor will devote to the company, potential conflicts of interest between other entities affiliated with Mr. DeFoor, and the company and Mr. DeFoor’s lack of public company experience. Please address these risks in separately captioned risk factors.

Split into separate risk factors.

16.

Please ensure your discussions of Mr. DeFoor’s conflicts of interest and experience are accurate. In this regard, your disclosure in this risk factor conflicts with your disclosure on page 25 that appears to state Mr. DeFoor no longer holds positions with Title Starts Online Inc. or SECURE NetCheckIn Inc. Please revise or advise.

Revised for consistency.

Use of Proceeds, page 14

17.

We note your statement in the first paragraph under this heading that offering expenses are estimated to be $10,500. Please reconcile this statement with the tables in this section and on page II-1 that state that offering expenses are estimated to be $9,300.

Revised to consistently state $9,300.

18.

The second paragraph under this heading states that minimum offering proceeds will be sufficient to sustain operations for a 12-month period and to complete the development of your marketing package.  It appears that $9,300 of the minimum offering proceeds will go towards offering expenses and $700 will remain for other uses. Please expand your discussion of how you will be able to sustain operations for a 12-month period and complete the development of your marketing package with what appears to be a nominal amount of assets.  Additionally, please clarify what your marketing and sales packages are.

Disclosure added that the minimum amount will be sufficient to continue for 12 months given the projects in place and the expected revenues therefrom.   At this point the marketing and sales packages are in development and disclosure added to clarify this.

 Management’s Discussion and Analysis or Plan of Operation, page 22

19.

Please note that smaller reporting companies that have not had revenues from operations still must disclose the information required by Item 303 of Regulation S-K. Thus, please revise to provide information on your liquidity, capital resource and results of operations for the period from inception through August 31, 2014. See Item 303 of Regulation S-K. For additional guidance, please consider Question 110.01 of our Regulation S-K Compliance and Disclosure Interpretations.

Disclosure added.

20.

We note your statement that you have a positive current ratio. Please revise to provide a definition of current ratio, a calculation of your current ratio, and an explanation of the significance of a positive current ratio. Alternatively, delete this disclosure.

Deleted.

Plan of Operation, page 23

21.

Your discussion on page F-10 indicates that you began generating revenue from Cool Creek Solutions, LLC in September 2014. Please discuss the material terms of your agreement with Cool Creek Solutions here and file the agreement. See Item 601(b)(10) of Regulation S-K. Additionally, tell us whether this is a related party transaction, as defined by Item 404 of Regulation S-K. Lastly, please update your disclosure to clarify whether you obtained a second customer in November 2014.

Agreement filed herewith.   A second customer was not obtained during November.

Beneficial Ownership Reporting Compliance, page 25

22.

Unless you intend to register a class of securities under Section 12(g) of the Exchange Act, please revise or remove this disclosure to avoid suggesting that your directors, officers and 10% shareholders will be subject to the requirements of Section 16(a).

The Company is filing a Form 8a prior to the effectiveness of this registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 25

23.

Please revise the table to provide Mr. DeFoor’s age. See Item 401 of Regulation S-K.

Age added.

Background Information About Our Officer and Director

Mark W. DeFoor, page 25

24.

Please revise to briefly discuss the specific experience, qualifications, attributes, or skills that lead to the conclusion that Mr. DeFoor should serve as a director. See Item 401(e)(1) of Regulation S-K.

Added and clarified.

Certain Relationships and Related Transactions, page 27

25.

Please provide the disclosure required with respect to the $3,500 loan from Mr. DeFoor to the company that is described on page F-10. See Item 404(d) of Regulation S-K.

Loan disclosure added here.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

26.

The accountant’s report refers to the statements of operations, changes in stockholders’ deficit and cash flows for the period from December 31, 2014 (Inception) through August 31, 2014. Please file a revised accountant report that refers to the period consistent with the financial statements included in the filing.

Revised filed

Notes to Financial Statements

Note 1 – Organization and Nature of Operations, page F-7

27.

Your disclosure that the company is engaged in the electronic management and appointment of licensed producers in the insurance industry does not appear consistent with the business description elsewhere in your filing. Please revise or advise.

Revised.

28.

We note your disclosure that the company established a fiscal year end of August 31. On pages 6, 20 and 24 you disclose that the company’s fiscal year-end is December 31. Please reconcile these inconsistencies.

Revised to state August 31.

Part II:  Information Not Required in Prospectus

Exhibits, page II-2

29.

Exhibits 3.1 and 3.2 were filed in an improper format. Please refile these exhibits in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 29 (December 2014).

Revised.

30.

Exhibits 99.1, 99.2, and 99.3 appear to have been omitted. Please file these exhibits as soon as practicable.

Missing exhibits added.

Exhibit 5.1

31.

Please have counsel revise the legality opinion so that the opinion is given under Delaware, instead of Nevada, law.

Revised.

Sincerely,

/s/ Mark W. DeFoor

Mark W. DeFoor

Chief Executive Officer

eBizware, Inc.